SYMBION, INC.
40 Burton Hills Boulevard, Suite 500
Nashville, Tennessee 37215

April 25, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Registration Statement on Form S-1
Registration No. 333-89554
Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, Symbion, Inc. (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-89554), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed on May 31, 2002 and was never declared effective. The Company has not sold any shares of its common stock or other securities in connection with the offering relating to the Registration Statement.

     The Company is submitting this request for withdrawal because it has determined not to proceed with an initial public offering at this time due to current market conditions. The Company may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act of 1933.

     If the staff has any questions regarding this application, please contact the Company’s counsel, Donald R. Moody of Waller Lansden Dortch & Davis, PLLC, at (615) 850-8852. Thank you for your assistance in this matter.

Very truly yours,

SYMBION, INC.

By:	/s/ Richard E. Francis, Jr. Chairman of the Board and Chief Executive Officer